CH1 3008092v1
DRAFT 07/28/04
Cullen Funds Trust
CULLEN HIGH DIVIDEND EQUITY FUND
Multiple Class Plan Pursuant to Rule 18f-3
Retail Class Shares, Class C Shares and Class I Shares
August [___], 2004

Each class of shares of Cullen High Dividend Equity Fund (the “Fund”) will have the same relative rights and privileges and be subject to the same sales charges, fees and expenses, except as set forth below. The Board of Trustees may determine in the future that other distribution arrangements, allocations of expenses (whether ordinary or extraordinary) or services to be provided to a class of shares are appropriate and amend this Multiple Class Plan accordingly without the approval of shareholders of any class.

ARTICLE I
Retail Class Shares
Retail Class Shares are sold at net asset value per share without the imposition of an initial sales charge. Retail Class Shares are not subject to a contingent deferred sales charge (“CDSC”) upon redemption regardless of the length of the period of time such shares are held. Retail Class Shares are sold subject to the minimum purchase requirements as set forth in the Fund’s prospectus. Retail Class Shares shall be entitled to the shareholder services set forth from time to time in the Fund’s prospectus with respect to Retail Class Shares.

Retail Class Shares are subject to fees calculated as a stated percentage of the net assets attributable to Retail Class Shares under the Fund’s Retail Class Rule 12b-1 Distribution Plan as set forth in such Distribution Plan. The Retail Class Shareholders have exclusive voting rights, if any, with respect to the Fund’s Retail Class Rule 12b-1 Distribution Plan. Transfer agency fees are allocated to Retail Class Shares on a per account basis except to the extent, if any, such an allocation would cause the Fund to fail to satisfy any requirement necessary to obtain or rely on a private letter ruling from the Internal Revenue Service (“IRS”) relating to the issuance of multiple classes of shares. Retail Class Shares shall bear the costs and expenses associated with conducting a shareholder meeting for matters relating to Class A Shares.

The initial purchase date for Retail Class Shares acquired through reinvestment of dividends on Retail Class Shares will be deemed to be the date on which the original Retail Class shares were purchased.

ARTICLE II
Class C Shares
Class C Shares are sold at net asset value per share and subject to the initial sales charge schedule as set forth in the Fund’s prospectus. Class C Shares are not subject to CDSC. Class C Shares are sold subject to the minimum purchase requirements set forth in the Fund’s prospectus. Class C Shares shall be entitled to the shareholder services set forth from time to time in the Fund’s prospectus with respect to Class C Shares. Class C Shares are subject to fees calculated as a stated percentage of the net assets attributable to Class C Shares under the Class C Rule 12b-1 Distribution Plan as set forth in such Distribution Plan. The Class C Shareholders of the Fund have exclusive voting rights, if any, with respect to the Fund’s Class C Rule 12b-1 Distribution Plan. Transfer agency fees are allocated to Class C Shares on a per account basis except to the extent, if any, such an allocation would cause the Fund to fail to satisfy any requirement necessary to obtain or rely on a private letter ruling from the IRS relating to the issuance of multiple classes of shares. Class C Shares shall bear the costs and expenses associated with conducting a shareholder meeting for matters relating to Class C Shares.

The initial purchase date for Class C Shares acquired through reinvestment of dividends on Class C Shares will be deemed to be the date on which the original Class C shares were purchased.
ARTICLE III
Class I Shares
Class I Shares are sold at net asset value per share without the imposition of an initial sales charge. Class I Shares are not subject to a CDSC. Class I Shares are sold subject to the minimum purchase requirements set forth in the Fund’s prospectus. Class I Shares shall be entitled to the shareholder services set forth from time to time in the Fund’s prospectus with respect to Class I Shares.

Class I Shares are not subject to fees payable under a distribution or other plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “Act”). The Class I Shareholders of the Fund have exclusive voting rights, if any, with respect to the Fund’s possible future adoption of a Class I Rule 12b-1 Distribution Plan. Transfer agency fees are allocated to Class I Shares on a per account basis except to the extent, if any, such an allocation would cause the Fund to fail to satisfy any requirement necessary to obtain or rely on a private letter ruling from the IRS relating to the issuance of multiple classes of shares. Class I Shares shall bear the costs and expenses associated with conducting a shareholder meeting for matters relating to Class I Shares.

The initial purchase date for Class I Shares acquired through reinvestment of dividends on Class I Shares will be deemed to be the date on which the original Class I shares were purchased.

ARTICLE IV
Approval by Board of Trustees
This Multiple Class Plan shall not take effect until it has been approved by the vote of a majority (or whatever greater percentage may, from time to time, be required under Rule 18f-3 under the Act) of (a) all of the Trustees of the Fund and (b) those of the Trustees who are not “interested persons” (as such term may be from time to time defined under the Act) of the Fund.

ARTICLE V
Amendments
No material amendment to this Multiple Class Plan shall be effective unless it is approved by the Board of Trustees of the Fund in the same manner as is provided for approval of this Multiple Class Plan in Article VI.